LEGAL SERVICES

since 1907

Office of International Corporate Finance
Division of Corporation [redacted]
Securities and [redacted]
100 F Street, I
Mail Stop 3628
Washington, D.

07022402

RECEIVED

Reykjavik, March 29, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (March 28, 2007): Actavis Group hf. announces **Related party trading**. (enclosed).

2. News release (March 28, 2007): Actavis Group hf. Announces **Agenda and Proposal for Annual Meeting 4 April 2007.** (enclosed).

3. News release (March 28, 2007): Actavis Group hf. Announces **Related party trading.** . (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

PROCESSED

APR 1 3 2007

THOMSON FINANCIAL

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

dw 4/10

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED

Actavis Group - Related party trading

28.3.2007 09:21:13

Flokkur: Viðskipti innherja

Prenta

Name of related party trading the shares	**Sælusvæði ehf.**
Name of primary insider	Sigurður Óli Ólafsson
Relations with the issuer	Debuty to the CEO
Date of transaction	28.3.2007
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	1.290.738
Price	73,92
Primary insider's holdings after the transaction	5.072.478
Primary insider's option holdings after the transaction	1.471.862
Related parties holdings after the transaction	1.293.488
Date of settlement	28.3.2007

Comments

Sigurdur Oli Olafsson is the sole shareholder and board member of Sælusvæði ehf.

Actavis Group - Agenda and Proposal for Annual Meeting 4 April 2007 28.3.2007 09:21:16

Flokkur: Hluthafafundir Prenta

The Annual General Meeting of Actavis Group hf. will be held at Nordica Hotel, Suðurlandsbraut 2, Reykjavik, on 4 April 2007 at 12:00 a.m. (noon).

Agenda:

1. Presentation of the Board's annual report the preceding financial year.
2. Presentation of financial statements for the preceding financial year.
3. Decision on how the profit or loss of the financial year shall be allocated.
4. Decision on the remuneration of members of the Board.
5. Election of Board of Directors.
6. Election of auditors.
7. Proposal on a Remuneration Policy.
8. Proposal on the Board's authority to purchase own shares.
9. Proposal on new Articles of Association of Actavis Group containing the following material changes:
   a. Provisions in Article 4 regarding electronic participation in shareholders' meetings and electronic shareholders' meetings.
   b. Provisions in Article 4.13 regarding a motion for a Remuneration Policy and a motion on the Board's authority to purchase own shares being added to the agenda of the Annual General Meeting.
   c. Provision in Article 5.1 stating that in addition to 5 directors, up to three alternate directors shall be elected at each Annual General Meeting.
   d. Provision in Articles 5.2-5.4 regarding information on the notification of candidacy to the Board of Directors.
   e. A new provision in Article 14, under which the Board of Directors is authorised to increase the share capital of the Company by up to ISK 100 million nominal value. The new shares shall be used to fulfil the Company's obligations under stock option agreements which may be made with employees in upcoming years. Shareholders' priority rights to subscribe to new shares shall not apply to a capital increase made with reference to this authorisation.

   Otherwise, the material changes are minor and only entail a different structure and wording.
10. Other matters.

It shall particularly be noted that the persons who wish to stand for election to the Board of Directors must submit written notification thereof to the Board, at least five days prior to the Annual General Meeting. Only those who have submitted such notice are eligible for election to the Board.

Shareholder's proposals must be submitted to the board at least seven days before the Annual General Meeting.

The agenda, final proposals and financial statements will be available for inspection by shareholders at Actavis Group's headquarters at Dalshraun 1, Hafnarfjordur, seven days before the Annual General Meeting. The documents will also be posted for inspection at the Company's website, www.actavis.com.

Ballots and other documents will be available at Nordica Hotel, from 11 a.m. on the day of the Annual General Meeting.

Reykjavik, 27 March 2007

The Board of Directors of
Actavis Group hf.

Further information:
Halldor Kristmannsson, tel. +354 535 2300, e-mail: hkristmannsson@actavis.com

PROPOSALS OF THE BOARD OF DIRECTORS OF ACTAVIS GROUP HF. TO THE COMPANY'S ANNUAL GENERAL MEETING ON 4 APRIL 2007

1. Proposal of the Company's Board of Directors on the allotment of dividends for the preceding fiscal year

The Board of Directors of Actavis Group hf. proposes that no dividends be paid out for the year 2006, but the Company's profit for the year allocated to increase the equity of the Company.

2. Proposal on remuneration to the members of the Board of the Company for the upcoming term

The Annual General Meeting of Actavis Group hf., held on 4 April 2007, approves that the remuneration of the Board of Directors in 2007 will be as follows:

Chairman of the Board ISK 600,000 per month, other Directors ISK 300,000 per month.

Alternate Directors ISK 50,000 per meeting they attend.

3. Candidates for the Board of Directors

Notification of candidacy for the Board of Directors shall be submitted at least five days before the Annual General Meeting. Information on candidates will be published at least two days before the Annual General Meeting.

4. Proposal of the Company's Board of Directors on auditing firm

It is proposed that KPMG hf., reg. no. 590975-0449, be re-elected as the Company's auditing firm for 2007.

The Annual General Meeting authorises the Board of Directors to get offers from three auditing companies, KPMG hf., Deloitte hf. and PricewaterhouseCoopers hf., regarding the auditing of the group and approve the offer which is in the opinion of the Board most favourable.

5. Proposal on a Remuneration Policy

The below Remuneration Policy of Actavis Group hf. is based on the current Act on Public Limited Companies, general principles on corporate governance and long-term aspects of growth and maximization of profits for the Company's shareholders. For this purpose, Actavis Group hf. places high emphasis on enabling the Company to keep its key-employees and that desirable employees are willing to work for the Company, as such employees are the precondition for its continuing growth and the maintenance of its strong position in Iceland, as well as abroad.

Board members shall receive a fixed fee for their services. The amount payable to each Board member and alternate Board members shall be determined at the Annual General Meeting of the Company and shall be paid in accordance with payments to general employees. The amount payable to Board members shall be based on the responsibility involved, the complex environment the Company currently operates in, the terms generally applicable for such services in the countries in which the Company operates, and the work effort necessary.

Proposals on the remuneration of Board members and sub-committees of the Board for the upcoming fiscal year shall be submitted to the Annual General Meeting for approval.

Terms of employment of the Company's CEO and other managing directors of the Company shall be determined by their employment contracts. The terms shall, among other things, be based on the responsibility and nature of the job in question in light of the size and extensiveness of the Company's operations, the terms generally applicable for such services in the countries in which the Company operates, and the Company's operating results.

The CEO and the managing directors of the Company may be remunerated in the form of fixed salaries, bonus payments in cash and in shares, call options, put options with respect to shares, convertible bonds, pensions and retirement payments.

At the Annual General Meeting of the Company, shareholders shall be informed of the aggregate amount of salaries paid to Board members, the CEO and other managing directors of the Company in the preceding fiscal year; fixed salary, bonus payments, shares, call options, put options with respect to shares, convertible bonds, pensions and retirement payments to parties who have retired during the fiscal year.

Explanation of the Board of Directors:

Act no. 89/2006 added Article 79 to the Act on *Public Limited* Companies. The article requires the Board of Directors of Actavis Group hf. to set forth a Remuneration Policy prior to the general meeting of the shareholders where it is put to a vote. The Remuneration Policy shall stipulate the salary and other payments to the CEO and other key-employees as well as the Board of Directors. The Act also states that the Remuneration Policy shall include all fundamentals on terms of employment of key-employees and Board members along with the Company's policy on contacts with such parties. In addition, the

Remuneration Policy shall include details on if, how, under what circumstances and within what limits, the management and directors can receive additional awards in the form of delivery of shares, performance based payments, stock options and any and all payments having to do with the Company's shares or the future value of such shares, loan contracts, pension funds, retirement or redundancy payments.

The before mentioned legislative amendments was made on the grounds of Commission Recommendation 2004/913/EC of 14 December 2004 fostering an appropriate regime for the remuneration of directors of listed companies.

With this Remuneration Policy, hereby submitted to the Annual General Meeting of shareholders, the Board of Directors of Actavis Group hf. aims to set forth a Remunerations Policy that will enable the Company to attract leading managers and thereby guaranteeing the Company's competitiveness on an international basis and is in compliance with law and regulations.

6. Proposal on the Board's authority to purchase own shares

The Company's Board of Directors proposes that it will be authorised to purchase own shares in the Company up to an amount equivalent to 10% of the nominal value of the share capital of the Company. This authorisation shall entail that the purchase price may vary up to 5% from the pricing of shares as published in the stock exchange.

7. Proposals on amendments to the Articles of Association

Proposals on amendments to the Company's Articles of Association. The amendments mainly involve rearrangements of articles and amendments to the wording of the current Articles, but the amended Articles contain the following material amendments:

A. Article 4:

Involves electronic participation in shareholders' meetings and electronic shareholders' meetings.

The amendments are to be found in clauses 4.2-4.8 which read as follows:

"The right to attend Shareholders' Meetings shall fall to the Shareholders, Shareholders' agents, the Company's auditors, and the CEO even though not a Shareholder. Furthermore, the Board of Directors can invite experts to attend individual meetings if their opinion or assistance is required.

The Board of Directors shall be authorized to decide that Shareholders may take part in the procedures at meetings in an electronic manner without being physically present at the meeting place. Provided the Board of Directors is of the opinion that there is available suitably secure equipment to enable the Shareholders to take part in procedures at meetings without attending meetings in person. In the event the Board of Directors decides to exercise this authorization, this shall be specifically stated in the announcement of the meeting.

Shareholders who intend to utilize such electronic participation shall announce this to the Company's office with five days' notice and present written questions about the agenda or files presented to which they request replies at the meeting.

The Shareholders shall have access to instructions for the participation in a Shareholders' Meeting in an electronic manner, along with a password and the necessary software for such participation. The keyed in password in a computer program shall be equivalent to the signature of the Shareholder in question and be deemed his confirmation of his participation in the Shareholders' Meeting.

The Board of Directors shall be authorized to decide that a Shareholders' Meeting be held exclusively in an electronic form.

In the event the Board of Directors decides that a meeting should be held exclusively in an electronic manner using the appropriate equipment, and thus to offer the Shareholders the opportunity to participate in the procedures and voting of the meeting, the announcement of the meeting shall include information on the technical equipment in question, in addition to information on how Shareholders shall go about announcing their participation, and where they can obtain information, instruction and a password for the participation in the meeting. The keyed in password in a computer program shall be equivalent to the signature of the Shareholder in question and be deemed his confirmation of his participation in the Shareholders' Meeting.

In the event the Board of Directors does not find it possible to offer the Shareholders the opportunity to participate in a shareholders' meeting in an electronic manner, the Shareholders shall be given the opportunity to cast their votes about proposals made, or take part in elections, by letter."

B. Article 4.13:

Involves that proposals on a Remuneration Policy and on the Board's authority to purchase own shares in the Company will be on the agenda of Annual General Meetings, in addition to the current agenda.

It is proposed that a new segment be added as item 4 and it reads as follows:

"The Board of Directors' proposal for a Remuneration Policy".

It is proposed that a new segment be added as item 7 and it reads as follows:

"The Board's authority to purchase own shares in the Company."

C. Article 5.1:

It is proposed that in addition to 5 directors, up to three alternate directors shall be elected at each Annual General Meeting.

Article 5.1 on the number of directors reads as follows:

"The Annual General Meeting of the Company shall elect 5 board members and up to 3 alternate boarc members. Their qualifications shall be in accordance with law."

D. Articles 5.2-5.4:

Involves information to be in the notification of candidacy submitted by candidates for election to the Board of Directors.

Articles 5.2-.4 on candidacy to the Board of Directors read as follows:

"Those who intend to stand for election to the Board of Directors shall notify this to the Board at least 5 days before the Shareholders' meeting. The notification of the candidacy for the election to the Board oi Directors, in addition to the name of the candidate, shall include his ID No., home address, informatior on his primary occupation, other administration posts, education, experience and his shareholdings in the Company. Furthermore, information shall also be provided on any conflict of interest with the Company's main business partners or competitors, as well as Shareholders holding more than a 10% share in the Company.

The Company's Board of Directors shall examine the notifications of candidatures and offer to all the candidates, in a verifiable manner, the opportunity to amend any drawbacks to their notifications withir a specified time. In the event no amendments have been made to a notification of candidacy within the time limit, the Board of Directors shall decide on its validity. It shall be possible to refer the conclusion oi the Board of Directors to a Shareholders' Meeting which shall make the final decision on the validity of a candidacy.

Information on the candidates for the election to the Board of Directors shall be made available to the Shareholders at the Company's office not later than 2 days before the Shareholders' Meeting."

E. Article 14:

Involves a proposal on an authorisation to increase the Company's share capital.

The Annual General Meeting of Actavis Group hf., held on 4 April 2007, approves that a new article be added to article 14, as article 14.3 which reads as follows:

"The Board of Directors shall be authorised to increase the share capital in Class A by up to ISK 100,000,000 by issuing new shares. Shareholders waive their priority rights to subscribe to the new shares, cf. section 34 in the Act on Public Limited Companies. The authorisation shall be used to fulfil the Company's obligations under stock option agreements which may be made with the Company's employees in upcoming years. Subscription price of new shares and further arrangements regarding the issue shall be determined by the Board of Directors in accordance with chapter V of the Act on Public Limited Companies no. 2/1995. The authorisation shall be utilized within 5 years from its approval. The authorisation may be utilised in whole or in parts, as determined by the Board. No restrictions shall apply with respect to transfer of the new shares. The new shares shall entitle rights attached to shares in the Company when the capital increase has been registered and the Company's Articles of Association shal apply with respect to the new shares"

Explanation of the Board of Directors:

Most of the proposals for amendments to the Articles of Association are pursuant to Act on Public Limited Companies no. 2/1995, cf. Act no. 89/2006. Subject to the following, the amendments only involve rearrangements of articles and amendments to the wording of the Articles of Association for clarification purposes.

The proposal made on the amendment of Article 14 involve that the Company's Board of Directors be authorised to raise the Company's share capital in Class A by up to ISK 100,000,000 nominal value in order to fulfil the Company's obligations under stock option agreements with its employees. With reference to this purpose, it is proposed that shareholders waive their priority rights to subscribe to the

new shares.

According to the Remuneration Policy to be approved at the meeting, remuneration of the Company's directors may to some extent be payable in the form of an option to purchase shares in the Company. Therefore, the Board of Directors has to be authorised to raise the Company's share capital in order to fulfil the Company's obligations under such agreements.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Related party trading 28.3.2007 09:24:06

Flokkur: Viðskipti innherja Prenta

Name of related party trading the shares	**Fjárfestingafélag Lundúna ehf.**
Name of primary insider	Mark Keatley
Relations with the issuer	CFO and EVP of IT
Date of transaction	28.3.2007
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	1.290.738
Price	73,92
Primary insider's holdings after the transaction	4.819.264
Primary insider's option holdings after the transaction	1.471.862
Related parties holdings after the transaction	1.290.738
Date of settlement	28.3.2007

Comments

Mark Keatley is the sole shareholder and board member of Fjárfestingafélag Lundúna ehf.

END